UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13D/A


                               (AMENDMENT NO. 1)

                             3DX TECHNOLOGIES INC.
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
                        (Title of Class of Securities)

                                   88554G109
                                (CUSIP Number)

            Susan Morrice                          With copies to:
  c/o S. Morrice & Associates, Ltd.            Charles D. Bybee,  Esq.
     511 16th Street, Suite 300              Davis, Graham & Stubbs LLP
          Denver, Colorado                   370 17th Street, Suite 4700
           (303) 573-3909                      Denver, Colorado  80202
                                                   (303) 892-9400



(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                August 10, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

CUSIP NO. 88554G109             SCHEDULE 13D/A                 Page 2 of 6 pages

  1   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Susan Morrice,  SSN ###-##-####

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  /  /
                                                          (b)  /  /

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*

        PF

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                              /  /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

        Ireland

   NUMBER OF      7   SOLE VOTING POWER
     SHARES
  BENEFICIALLY          111,147
    OWNED BY
      EACH        8   SHARED VOTING POWER
   REPORTING
     PERSON       9   SOLE DISPOSITIVE POWER
      WITH
                        111,147

                 10   SHARED DISPOSITIVE POWER

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        111,147

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                   /  /

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        Approximately 1.26% based upon 8,810,941 shares of Common Stock outstanding as of the date hereof.

 14  TYPE OF REPORTING PERSON*

        IN

3DX Technologies Inc.
Schedule 13D/A                                                 August 10, 1998

ITEM 1    SECURITY AND ISSUER.

      This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of 3DX Technologies Inc. (the "Company"). The address of the Company's principal executive offices is 12012 Wickchester, Suite 250, Houston, Texas 77079.

ITEM 2.   IDENTITY AND BACKGROUND.

      (a) - (c) This Statement is being filed by Susan Morrice (the "Reporting Person"). The business address of the Reporting Person is 511 16th Street, Suite 300, Denver, Colorado 80202. The Reporting Person is the owner of S. Morrice & Associates, Ltd., an international oil and gas exploration company. The principal business address of S. Morrice & Associates, Ltd. is 511 16th Street, Suite 300, Denver, Colorado 80202.

      (d) - (e) During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f)   The Reporting Person is a citizen of Ireland.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      All of the shares of Company Common Stock owned by the Reporting Person were purchased in accordance with the terms of that Common Stock Subscription Agreement, dated as of June 3, 1998 (the "Subscription Agreement"), by and among the Company and various purchasers including the Reporting Person (the "Purchasers"). Under the Subscription Agreement, the Reporting Person purchased 111,147 shares of Common Stock on June 10, 1998 (the "Closing Date"), in consideration for a cash payment of $166,720.50.

      The funds used for the purchase of the Common Stock were the personal funds of the Reporting Person.

ITEM 4.   PURPOSE OF TRANSACTION.

      All of the shares of Common Stock have been acquired for investment. The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a participant in any transaction


                             Page 3 of 6 pages

3DX Technologies Inc.
Schedule 13D/A                                                 August 10, 1998

having that purpose or effect. Any decision of the Reporting Person either to purchase additional shares of Company Common Stock or to dispose of any shares will take into account various factors, including general economic conditions and money and stock market conditions.

      The Reporting Person currently does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule D, except as follows:

            (a) under the Subscription Agreement, the Reporting Person has the right to receive additional shares of Company Common Stock if (i) within six months of the Closing Date, the Company (x) issues shares of Common Stock (other than as contemplated by this Agreement) in excess of 100,000 shares (and exclusive of share issuances pursuant to the Company's existing benefit plans) or other securities convertible into shares of Common Stock at a price, or in the case of convertible securities with any conversion price, per share of Common Stock that is less than $1.50, or
      (y) participates in, or enters into negotiations for, a merger, consolidation or other business combination transaction that is consummated (even if consummated beyond such six-month period) whereby the other party to such transaction acquires more than 50% of the Company's then issued and outstanding Common Stock or substantially all of the Company's assets, which transaction results in the Company's Common Stockholders receiving consideration with a fair market value per share (determined in good faith by the Company's Board of Directors after consultation with the Purchasers) that is less than $1.50, or (ii) within 120 days of the Option Closing Date (as such term is defined in the Subscription Agreement), the Company is unable to cause a registration statement, covering the shares of Common Stock issued to the Reporting Person in accordance with the Subscription Agreement, to be filed with and declared effective by the Securities and Exchange Commission.

            (b) - (c) not applicable.

            (d) pursuant to the terms of the Subscription Agreement, the Reporting Person, together with the other Purchasers, has the right, subject to certain events, to (i) designate a representative that is entitled to attend (but not to vote at) all meetings of the board of directors of the Company and each meeting of any committee thereof and receive information with respect thereto, or (ii) designate one individual to be appointed to the Company's board of directors.


                             Page 4 of 6 pages

3DX Technologies Inc.
Schedule 13D/A                                                 August 10, 1998


ITEM 5.     INTEREST IN SECURITIES OF THE COMPANY.

      (a) - (b) The Reporting Person beneficially owns 111,147 shares of Company Common Stock. The Reporting Person's current beneficial ownership represents approximately 37.9% of the shares of Company Common Stock. The Reporting Person has sole voting and dispositive power over 111,147 shares of Common Stock.

      (c) Other than the purchase of shares of Common Stock pursuant to the Subscription Agreement, the Reporting Person has not been involved in any share transactions involving the Company during the last sixty days.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Company Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.


ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit A: Common Stock Subscription Agreement, dated as of
                         June 3, 1998, among the Company, Susan Morrice, Minnowburn Corporation, CWS Limited-Liability Company, Centennial Energy Partners, L.P., Tercentennial Energy Partners, L.P., Quadrennial Partners, L.P., Centennial Overseas Fund, LTD, Investment 11, LLC, Donald D. Wolf, Altira Group LLC, James R. Newell, Alex B. Campbell, Paul D. Favret and Wayne W. Williamson (incorporated herein by reference to Exhibit 99.1 of the Company's current report on Form 8-K dated June 10, 1998 and filed with the Securities and Exchange Commission on June 16, 1998).


                             Page 5 of 6 pages

3DX Technologies Inc.
Schedule 13D/A                                                 August 10, 1998


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: August 20, 1998                   /s/ Susan Morrice
                                         --------------------------------------
                                         Susan Morrice






                                Page 6 of 6 pages